Mail Stop 3561

April 15, 2009

Terren S. Peizer
President and Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Blvd, Suite 1500
Los Angeles, CA 90025

> **Re:** **Hythiam, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-31932**

Dear Mr. Peizer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year-Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Healthcare Services, page 36

1.      We have reviewed your response to our prior comment one, noting that you do not plan on using "cash operating expenditure" in future filings, and if you do decide to use a non-GAAP measure you will provide a definition of the measure as well as all of the requirements of Item 10(e) of Regulation S-K. We note on

page 38 of your Form 10-K filed March 31, 2008 you disclose cash operating expenditures.  Please revise your disclosure to include:
- a definition of how you calculate this measure,
- a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, and
- a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative for forward-looking information, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

2.      We note that on page 37 you disclose that you plan to incur approximately $400,000 for research and development expenses in 2009.  This disclosure appears to be inconsistent with your contractual commitments for clinical studies of $1,257,000 due in less than one year on page 55.  Please revise or advise.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Description of Business, F-8

3.      We note that you sold your interest in CompCare in January 2009 for $1.5 million, there was substantial doubt regarding the ability of CompCare to continue as a going concern, and management was considering various strategic alternatives including the sale of CompCare during the year ended December 31, 2008.  Tell us how you considered the guidance in paragraph 30 of SFAS 144 regarding the reporting and disclosure of assets to be disposed of by sale.  Please revise or advise.

Fair Value Measurements, F-16

4.      We note that you have utilized an income-based approach to estimate the fair market value of your ARS and that the Level III inputs were the most sensitive to determining the overall fair value.  You state that the estimated price was derived as the present value of the expected cash flows over and estimated period of illiquidity, using a risk-adjusted discount rate.  Please tell us what period of illiquidity you utilized, and what risk adjusted discount rate you used.  If the period of illiquidity is greater than 12 months, provide us with qualitative information that supports a period greater than 12 months considering your auditors have placed substantial doubt on your ability to continue as a going

concern.  Tell us if the discount rate was adjusted for credit risk and liquidity risk of the enterprise and or the securities.  Please disclose whether the fair value was computed assuming it is more-likely-than-not that you have to sell these securities prior to June 30, 2010.

Given your reference to the use of a third-party valuation firm to assist in determining the fair market value of your ARS, please explain the extent of your reliance on the third party.

5.      We note your table that summarizes the fair value measurements using Level III inputs.  Your table does not appear consistent with your disclosure (i.e. your table discloses a realized gain of $11.5 million and an unrealized loss of $1.4 million).  Please revise.

Goodwill, page F-17

6.      We have reviewed your response to our prior comment three noting your statement that the two fair value estimates are not directly comparable since they were determined using different valuation approaches under different contexts.  Note that paragraph 21 of SFAS 142 states that the implied fair value of goodwill should be determined in the same manner as the amount of goodwill recognized in a business combination.  Therefore, the fair value estimate of your reporting unit as of September 30, 2008 needs to be determined in a comparable manner with the January 2007 post-acquisition fair value estimate.  Please advise.

7.      In addition, it appears that you changed your methodology for estimating the fair value of a reporting unit.  You state that the fair value of the reporting units at June 30, 2008 and September 30, 2008 were determined primarily using the market approach.  However, you also state that the fair value as of December 31, 2008 is based on the income approach.  Please tell us and disclose whether you are being consistent in the valuation methods used to estimate fair value or if you changed methods, explain how the new method provides a better estimate of fair value as well as discuss the catalyst for the change.

8.      We note that you recorded $9.8 million of goodwill as an impairment charge during the fourth quarter.  You state that the healthcare services reporting unit had been impaired mainly resulting from the decline in the value of the reporting unit that arose from the downward re-pricing of risk that occurred broadly in the equity markets.  However, you also state that the estimated fair value of the healthcare services reporting unit was based on an income approach.  Please revise or explain how a decline in the equity markets affected the discounted cash flows used to compute fair value of your healthcare services reporting unit.

Note 5.  Intangible Assets, F-25

9.    We note that you report intangible assets subject to amortization of $3,800,000 as of December 31, 2008, which you have concluded, have not been impaired based on SFAS 144 testing and the estimated useful lives reflect the current remaining economic useful lives of these assets.  Please explain how you have determined the undiscounted cash flows of your intellectual property exceed the carrying value of the assets, considering (i) your auditors have placed substantial doubt on your ability to continue as a going concern, (ii) your Healthcare Services segment has not generated cash flows from operations for the last three fiscal years, and (iii) your Healthcare Services segment has not generated operating income for the last three fiscal years.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Nasreen Mohammad, Assistant Chief Accountant, at (202) 551-3773 if you have any questions.

                                                  Sincerely,


                                                  Tia Jenkins
                                                  Senior Assistant Chief Accountant
                                                  Office of Beverages, Apparel, and
                                                  Health Care Services